Exhibit 99.1

Santiago, September 17, 2020

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session on September 16, the Board of Banco Santander - Chile approved the following contract with related parties:

A contract relating to the transfer of services of Santander Group to subsidiaries. These are services performed by the corporate center divisions in Spain for the different countries, including Banco Santander-Chile.

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo, and Oscar Von Chrismar Carvajal manifested the convenience for the Bank the procurement of this operation, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c:

- Stock Exchange